Exhibit 99.2

Francis J. McCann, P.Eng.
AMC Mining Consultants (Canada) Ltd.
Suite 200, 140 Yonge Street
Toronto, ON M5C 1X6

CONSENT of QUALIFIED PERSON

I, Francis J. McCann, P.Eng., do hereby consent to the public filing of the report titled “NI 43-101 Technical Report for the Rainy River Mine in Ontario, Canada” with an effective date of 12 March 2020 (the “Technical Report”) by New Gold Inc.

I also consent to any extracts from or a summary of the Technical Report in the news release of New Gold Inc. dated 13 February 2020 titled “New Gold Releases Updated Life of Mine Results for the Rainy River and New Afton Mines” (the “News Release”).

I certify that I have read the News Release filed by New Gold Inc. and that it fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 18th March 2020

(Signed) Francis J. McCann
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Francis J. McCann, P.Eng.
General Manager, Toronto / Principal Mining Engineer
AMC Mining Consultants (Canada) Ltd.